UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2020

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On February 24, 2020, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), issued a press release with respect to the Company’s plan to increase its manufacturing capacity of AllocetraTM, following the first confirmed coronavirus (COVID-19) case in Israel, in preparation for potential requests for treatment of coronavirus (COVID-19) patients who are hospitalized with diagnosed organ dysfunctions or failures related to coronavirus (COVID-19). A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.

99.1	Press Release issued by Enlivex Therapeutics Ltd. on February 24, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Shai Novik
Name:	Shai Novik
Title:	Executive Chairman

Date: February 24, 2020

2